PBHG FUNDS
                        4643 S. Ulster Street, 6th Floor
                                Denver, CO 80237
                                 (720) 200-7600

                                October 27, 2005

VIA Facsimile and EDGAR

Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington D.C. 20549
ATTN:  Mr. Randy Koch

                  RE:      PBHG Funds
                           Registration Statement on Form N-14
                           Securities Act Registration No. 333-122552

Dear Mr. Koch:

                  This letter relates to the PBHG Funds' Registration Statement on Form N-14 filed on February 4, 2005, in connection with the proposed reorganization of the PBHG Select Growth Fund into the PBHG Large Cap Growth Concentrated Fund, the proposed reorganization of the PBHG Emerging Growth Fund into the PBHG Strategic Small Company Fund and the proposed reorganization of the PBHG Large Cap Fund into the PBHG Focused Fund (the "Registration Statement").

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, PBHG Funds hereby requests withdrawal of the Registration Statement, together with all exhibits and amendments thereto. For business reasons, PBHG Funds has decided not to proceed with the proposed reorganizations at this time. The Registration Statement became effective pursuant to Rule 488 on March 7, 2005. However, no shares covered by the Registration Statement have been sold. PBHG Funds believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

                  Please provide PBHG Funds (c/o Andra Ozols, Vice President, 4643 S. Ulster St., 6th Floor, Denver, CO 80237) with a copy of the order permitting the withdrawal of the Registration Statement when available. If you have any questions regarding this withdrawal request, please contact Paul W. Scott at Ballard Spahr Andrews & Ingersoll, LLP at 303-299-7370. Thank you.


                                                         Very truly yours,

                                                         PBHG Funds

                                                         /s/ Andra Ozols
                                                         -----------------
                                                         By:  Andra Ozols
                                                         Vice President